

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2015

Malcolm Hargrave
President
Gogo Baby, Inc.
5745 Kearny Villa Road #102
San Diego, CA 92123

> **Re: Gogo Baby, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 3, 2015**
> **File No. 333-198772**

Dear Mr. Hargrave:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2015 letter.

Prospectus Cover Page

1. We note the statement that "Affiliates of the Company (as that term is defined in the Securities Act of 1933 as amended) will not be able to sell common stock of the Company, received in the distribution, after the 90-day period subsequent to the date of this Prospectus, unless and until such shares are again registered under another effective registration statement, or unless such sales are made pursuant to an exemption from registration." Please provide us your legal analysis explaining the basis for this statement. To the extent you revise this statement, please provide us your legal analysis explaining the basis for the remaining disclosure.

The Dividend Distribution by DTH International Corporation, page 8

Blue Sky Laws, page 10

2. We note your response to our prior comment 2 and reissue. Please disclose what Garden Bay is and how it relates to you and DTH International Corporation. In addition please disclose why you state here that the distribution will be made to Garden Bay shareholders but state in other places that the distribution will be made to DTH International Corporation shareholders.

    You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Karen A. Batcher, Esq.